Report of Independent Registered
Public Accounting Firm

 The Board of Directors of
 The Dreyfus/Laurel Funds Inc.:

We have examined managements assertion,
included in the accompanying Management
Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940, that General AMT-Free Municipal Money Market
Fund and General Treasury and Agency Money
Market Fund (collectively the Funds), each a series of The Dreyfus/Laurel Funds Inc., complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of
1940 as of November 30, 2015, and from October
31, 2015 (the date of the Funds last examination) through November 30, 2015, with respect to securities reflected in the investment accounts of the Funds. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Funds compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among
our procedures were the following tests performed
as of November 30, 2015, and with respect to
agreement of security purchases and sales, for the
period from October 31, 2015 (the date of the
Funds last examination) through November 30,
2015:
1.	Obtained The Bank of New York Mellons
(the Custodian) security position
reconciliations for all securities held by sub
custodians and in book entry form and
verified that reconciling items were cleared
in a timely manner;
2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged or
placed in escrow or out for transfer with
brokers or pledgees;
3.	Reconciliation of the Funds securities to the
books and records of the Funds and the
Custodian;
4.	Confirmation of all repurchase agreements
with broker and agreement of underlying
collateral with the Custodian records, if any;
5.	Agreement of pending purchase activity for
the Funds as of November 30, 2015 to
documentation of corresponding subsequent
bank statements;
6.	Agreement of pending sale activity for the
Funds as of November 30, 2015 to
documentation of corresponding subsequent
bank statements;
7.	Agreement of five security purchases and
five security sales or maturities, or all
purchases, sales or maturities, if fewer than
five occurred, from the period April 30,
2015 through October 31, 2015, from the
books and records of the Funds to
corresponding bank statements;
8.	Review of the BNY Mellon Asset Servicing
Custody and Securities Lending Services
Service Organization Control Report (SOC
1 Report) for the period October 1, 2014 to
September 30, 2015 and noted no relevant
findings were reported in the areas of Asset
Custody and Control;
9.	We inquired of the Custodian who
confirmed that all control policies and
procedures detailed in Section III Control
Objectives, Controls and Tests of Operating
Effectiveness of the SOC 1 Report, have
remained in operation and functioned
adequately from October 1, 2015 through
November 30, 2015. In addition, we have
obtained written representations from the
Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.
In our opinion, managements assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November
30, 2015, and from October 31, 2015 through
November 30, 2015, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Directors of The Dreyfus/Laurel Funds Inc., and the
Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



      /s/ KPMG
LLP
New York, New York
September 30, 2016



September 30, 2016

Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

We, as members of management of General AMT-
Free Municipal Money Market Fund and General
Treasury and Agency Money Market Fund
(collectively the Funds), each a series of The
Dreyfus/Laurel Funds Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by
Registered Management Investment Companies of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-
2 as of November 30, 2015 and from October 31,
2015 through November 30, 2015.

Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November
30, 2015, and from October 31, 2015 through
November 30, 2015 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds Inc.


Jim Windels
Treasurer


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